

September 2, 2014

Via E-mail
Mr. Prashant Ranade
Chief Executive Officer
Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, Michigan 48083

> **Re:** **Syntel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 5, 2014**
> **File No. 000-22903**

Dear Mr. Ranade:

We have reviewed your letter dated July 8, 2014 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 19, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Derivative instruments and hedging activities, page F-10

1.  We note your response to prior comments 3 and 4. However, it is unclear how your financial statement disclosures comply with the requirements of ASC 815-10-50. Please

clarify your disclosures to include the purpose of each type of derivative contract that you enter into, including the specific transactions or balances to which they relate, and the currencies in which they are denominated.

2.  We note in your response to prior comment 3 you indicate that based on detailed analysis, and in accordance with ASC 815-35-35-16, you have concluded that your net investment hedges of intercompany balances between your India subsidiary and the US parent were not effective. Accordingly, the loss of $6.7 million on the forward contracts was recorded in OCI, but should have been recorded in the income statement. Please clarify how you have measured hedge ineffectiveness relating to these contracts and how your methodology complies with the provisions of ASC 815-35-35.

3.  We note your disclosure that in the future, forward contracts related to intercompany transactions will be designated as fair value hedges and the gain/loss on such forward contracts will be included in the income statement. Please clarify to which intercompany transactions you refer, and authoritative literature you are relying on in accounting for these contracts as fair value hedges.

18. Consolidation of a Variable Interest Entity, page F-45

4.  We note your response to prior comment 6. Please clarify the authoritative accounting literature upon which you have relied in accounting for the put option, and how you considered the provisions of ASC 480-10-S99. As part of your response, clarify the terms under which State Street or an affiliate of State Street becomes entitled to terminate the MSA.

Form 10-Q for the Quarter Ended June 30, 2014

Notes to the Unaudited Condensed Consolidated Financial Statements

7.Changes in Accumulated Other Comprehensive Income (Loss) By Component, page 11

5.  Tell us what consideration you gave to describing the nature of the out of period adjustment, and where it is reflected in the income statement.  In this regard, we note that it has reduced your Selling General and Administrative expenses by 11% and your net income by 5% for the three months ended June 30, 2014.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions.  If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief


cc:     <u>Via E-mail</u>
        Daniel Moore
        Syntel, Inc.